Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the 2022 Annual General Meeting,

the First A Shareholders Class Meeting for 2023 and

the First H Shareholders Class Meeting for 2023

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all its directors guarantee that this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important Message:

•

Objection made to the resolutions proposed at the 2022 annual general meeting (the “AGM”), the first A shareholders class meeting for 2023 (the “A Shareholders Class Meeting”) and the first H shareholders class meeting for 2023 (the “H Shareholders Class Meeting”, together with the AGM and A Shareholders Class Meeting as the “Meeting(s)”): Nil

I.	THE CONVENING AND ATTENDANCE OF THE MEETING(S)

(1)	Date of the Meeting(s): 28 June 2023

(2)	Venue of the Meeting(s): North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China

(3)	Information of ordinary shareholders and preferred shareholders with restored voting rights who attended the Meeting(s) and their shareholdings:

Shareholders of the Company who were entitled to attend the Meeting(s) held an aggregate of 10,799,285,500 shares with voting rights (consisting of 7,328,813,500 A shares and 3,470,472,000 H shares). No shareholder of the Company who was entitled to attend the Meeting(s) was required to abstain from voting in favor of any of the resolutions at the Meeting(s) as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) nor was required to abstain from voting on any of the resolutions at the Meeting(s) under the Hong Kong Listing Rules. No shareholder indicated in the Company’s circular dated 29 May 2023 that he or she intended to abstain from voting on any resolution at the Meeting(s).

Information of ordinary shareholders who attended the Meeting(s) and their shareholdings:

1.	Total number of shareholders and proxies attending the Meeting(s)	58
	including: A shares shareholders	57
	Overseas listed foreign shares shareholders (H shares)	1
2.	Total number of shares with voting rights held by the shareholders attending the Meetings (shares)	5,984,781,117
	including: Total number of shares held by A shares shareholders (shares)	5,534,901,795
	Total number of shares held by overseas listed foreign shares shareholders (H shares)	449,879,322
3.	Percentage of shares held by such attending shareholders in the total number of shares entitling the holders to attend and vote at the Meeting(s) (%)	55.4183
	including: Percentage of shares held by A shares shareholders to the total number of shares (%)	51.2525
	Percentage of shares held by overseas listed foreign shares shareholders to the total number of shares (%)	4.1658

Information of ordinary shareholders who attended the A Shareholders Class Meeting and their shareholdings:

1. Total number of A shares shareholders and proxies attending the A Shareholders Class Meeting	57
2. Total number of shares with voting rights held by A shares shareholders attending the A Shareholders Class Meeting (shares)	5,534,901,795
3. Percentage of shares held by such A shares shareholders in the total number of shares entitling the holders to attend and vote at the A Shareholders Class Meeting (%)	75.5225

Information of ordinary shareholders who attended the H Shareholders Class Meeting and their shareholdings:

1. Total number of H shares shareholders and proxies attending the H Shareholders Class Meeting	1
2. Total number of shares with voting rights held by H shares shareholders attending the H Shareholders Class Meeting (shares)	448,673,022
3. Percentage of shares held by such H shares shareholders in the total number of shares entitling the holders to attend and vote at the H Shareholders Class Meeting (%)	12.9283

(4)

The Meeting(s) were convened by the Board of the Company, and Mr. Wan Tao, chairman of the Company, presided over the Meeting(s). The convening and holding of and voting at the Meeting(s) complied with the relevant regulations of Company Law of the People’s Republic of China and the Articles of Association of the Company.

(5)	Attendance of the directors, supervisors and the secretary to the Board of the Company

1.

The Company has 11 directors, 8 of whom attended the Meeting(s). Mr. Guan Zemin, Vice Chairman and executive director, Mr. Peng Kun, non-executive director, and Mr. Gao Song, independent director were absent from the Meeting(s) due to business engagements;

2.	The Company has 6 supervisors, 6 of whom attended the Meeting(s);

3.	Mr. Qin Zhaohui, proposed non-independent director, Ms. Zhou Ying and Mr. Huang Jiangdong, proposed independent director(s), attended the Meeting(s);

4.	Mr. Liu Gang, the secretary to the Board, attended the Meeting(s).

II.	VOTING RESULTS OF RESOLUTIONS

(1)	The AGM

Resolutions by way of non-cumulative voting

1.	Resolution: THAT the 2022 Work Report of the Board of the Company be considered and approved

Result of consideration: passed

Voting result:

	For		Against
Type of shareholders	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,529,996,320	99.9125	4,840,475	0.0875
H shares	445,263,322	98.9739	4,616,000	1.0261
Total number of ordinary shares:	5,975,259,642	99.8420	9,456,475	0.1580

2.	Resolution: THAT the 2022 Work Report of the Supervisory Committee of the Company be considered and approved

Result of consideration: passed

Voting result:

	For		Against
Type of shareholders	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,529,996,320	99.9125	4,840,475	0.0875
H shares	445,263,322	99.2705	3,272,000	0.7295
Total number of ordinary shares:	5,975,259,642	99.8644	8,112,475	0.1356

3.	Resolution: THAT the 2022 Audited Financial Statements of the Company be considered and approved

Result of consideration: passed

Voting result:

	For		Against
Type of shareholders	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,529,996,320	99.9125	4,840,475	0.0875
H shares	445,263,322	99.2705	3,272,000	0.7295
Total number of ordinary shares:	5,975,259,642	99.8644	8,112,475	0.1356

4.	Resolution: THAT the 2022 Profit Distribution Plan of the Company be considered and approved

Result of consideration: passed

Voting result:

	For		Against
Type of shareholders	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,529,615,920	99.9057	5,220,875	0.0943
H shares	448,533,322	99.9996	2,000	0.0004
Total number of ordinary shares:	5,978,149,242	99.9127	5,222,875	0.0873

5.	Resolution: THAT the 2023 Financial Budget Report of the Company be considered and approved

Result of consideration: passed

Voting result:

	For		Against
Type of shareholders	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,503,915,170	99.4405	30,968,125	0.5595
H shares	113,335,606	25.2679	335,199,716	74.7321
Total number of ordinary shares:	5,617,250,776	93.8803	366,167,841	6.1197

6.

Resolution: THAT the re-appointment of KPMG Huazhen LLP and KPMG as the domestic and international auditors, respectively, of the Company for the year 2023 and the authorization of the Board to fix their remuneration be considered and approved

Result of consideration: passed

Voting result:

	For		Against
Type of shareholders	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,530,527,320	99.9221	4,309,475	0.0779
H shares	447,775,322	99.8306	760,000	0.1694
Total number of ordinary shares:	5,978,302,642	99.9153	5,069,475	0.0847

7.	Resolution: THAT the authorization to the Board to decide on the registration and issuance of ultra short-term financing bonds be considered and approved

Result of consideration: passed

Voting result:

	For		Against
Type of shareholders	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,514,105,113	99.6254	20,731,682	0.3746
H shares	214,616,018	47.8482	233,919,304	52.1518
Total number of ordinary shares:	5,728,721,131	95.7440	254,650,986	4.2560

8.

Resolution: THAT the reduction of registered capital and amendments to the Articles of Association and authorization to the secretary to the Board to represent the Company in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for the reduction of registered capital and amendments to the Articles of Association (including textual amendments in accordance with the requirements of the relevant regulatory authorities) be considered and approved

Result of consideration: passed

Voting result:

	For		Against
Type of shareholders	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,531,082,820	99.9377	3,449,675	0.0623
H shares	448,533,322	99.9996	2,000	0.0004
Total number of ordinary shares:	5,979,616,142	99.9423	3,451,675	0.0577

9.

Resolution: THAT the proposal to the shareholders at the general meeting to authorize the Board to repurchase the domestic shares and/or overseas-listed foreign shares of the Company be considered and approved

Result of consideration: passed

Voting result:

	For		Against
Type of shareholders	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,531,644,320	99.9476	2,899,675	0.0524
H shares	448,533,322	99.9996	2,000	0.0004
Total number of ordinary shares:	5,980,177,642	99.9515	2,901,675	0.0485

Resolutions by way of cumulative voting

10.	Resolution: THAT the election of the following candidates as non-independent directors of the Eleventh Session of the Board of the Company be considered and approved

Resolution no.	Name of proposed directors	Number of votes for	Percentage of number of votes for against the total number of votes with valid voting rights at the Meeting(s) (%)	Whether elected
10.01	Wan Tao	5,927,032,699	99.0351	yes
10.02	Guan Zemin	5,946,375,244	99.3583	yes
10.03	Du Jun	5,945,316,145	99.3406	yes
10.04	Huang Xiangyu	5,945,042,846	99.3360	yes
10.05	Xie Zhenglin	5,943,165,492	99.3046	yes
10.06	Qin Zhaohui	5,946,309,791	99.3572	yes

Supplementary information:

The number of votes against: 41,572,832 votes against Mr. Wan Tao; 26,705,999 votes against Mr. Guan Zemin; 27,883,999 votes against Mr. Du Jun; 27,883,999 votes against Mr. Huang Xiangyu; 29,224,452 votes against Mr. Xie Zhenglin; 27,878,999 votes against Mr. Qin Zhaohui.

11.	Resolution: THAT the election of the following candidates as independent directors of the Eleventh Session of the Board of the Company be considered and approved

Resolution no.	Name of proposed directors	Number of votes for	Percentage of number of votes for against the total number of votes with valid voting rights at the Meeting(s) (%)	Whether elected
11.01	Tang Song	5,973,682,433	99.8146	yes
11.02	Chen Haifeng	5,972,207,789	99.7899	yes
11.03	Yang Jun	5,922,320,791	98.9563	yes
11.04	Zhou Ying	5,972,678,886	99.7978	yes
11.05	Huang Jiangdong	5,973,856,786	99.8175	yes

Supplementary information:

The number of votes against: 1,180,000 votes against Mr. Tang Song; 19,066 votes against Mr. Chen Haifeng; 47,845,933 votes against Mr. Yang Jun; 1,180,000 votes against Ms. Zhou Ying; 2,000 votes against Mr. Huang Jiangdong.

12.	Resolution: THAT the election of the following candidates as non-employee representative supervisors of the Eleventh Session of the Supervisory Committee of the Company be considered and approved

Resolution no.	Name of proposed directors	Number of votes for	Percentage of number of votes for against the total number of votes with valid voting rights at the Meeting(s) (%)	Whether elected
12.01	Zhang Xiaofeng	5,973,856,883	99.8175	yes
12.02	Zheng Yunrui	5,973,976,683	99.8195	yes
12.03	Choi Ting Ki	5,974,111,784	99.8217	yes

Supplementary information:

The number of votes against: 2,000 votes against Mr. Zhang Xiaofeng; 2,000 votes against Mr. Zheng Yunrui; 2,000 votes against Mr. Choi Ting Ki.

(2)	The A Shareholders Class Meeting

Resolution by way of non-cumulative voting

1.

Resolution: THAT the proposal to the shareholders at the general meeting to authorize the Board to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved

Result of consideration: passed

Poll result:

	For		Against
Type of shareholders	Number of votes	Percentage (%)	Number of votes	Number of votes
A shares	5,531,644,320	99.9476	2,899,675	0.0524

(3)	The H Shareholders Class Meeting

Resolution by way of non-cumulative voting

1.

Resolution: THAT the proposal to the shareholders at the general meeting to authorize the Board to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved

Result of consideration: passed

Poll result:

	For		Against
Type of shareholders	Number of votes	Percentage (%)	Number of votes	Percentage (%)
H shares	448,615,022	99.9871	58,000	0.0129

(4)	Voting on material issues by A shares shareholders holding individually or jointly less than 5% of the Company’s total number of issued shares

Resolutions by way of non-cumulative voting

		For		Against
Resolution no.	Resolution	Number of votes	Percentage (%)	Number of votes	Percentage (%)
4	THAT the 2022 Profit Distribution Plan of the Company be considered and approved	70,160,920	93.0741	5,220,875	6.9259
6	THAT the re-appointment of KPMG Huazhen LLP and KPMG as the domestic and international auditors, respectively, of the Company for the year 2023 and the authorization of the board of directors to fix their remuneration be considered and approved	71,072,320	94.2831	4,309,475	5.7169

		For		Against
Resolution no.	Resolution	Number of votes	Percentage (%)	Number of votes	Percentage (%)
9	THAT the proposal to the shareholders at the general meeting to authorize the Board to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved	72,189,320	96.1383	2,899,675	3.8617

Resolutions by way of cumulative voting

Resolution: THAT the election of the following candidates as non-independent directors of the Eleventh Session of the Board of the Company be considered and approved

		For		Against
Resolution no.	Name of proposed director	Number of votes	Percentage (%)	Number of votes	Percentage (%)
10.01	Wan Tao	60,615,209	80.4109	0	0.0000
10.02	Guan Zemin	65,090,921	86.3483	0	0.0000
10.03	Du Jun	65,209,822	86.5061	0	0.0000
10.04	Huang Xiangyu	64,936,523	86.1435	0	0.0000
10.05	Xie Zhenglin	64,399,622	85.4313	0	0.0000
10.06	Qin Zhaohui	66,198,468	87.8176	0	0.0000

Resolution: THAT the election of the following candidates as independent directors of the Eleventh Session of the Board of the Company be considered and approved

		For		Against
Resolution no.	Name of proposed director	Number of votes	Percentage (%)	Number of votes	Percentage (%)
11.01	Tang Song	66,872,111	88.7112	0	0.0000
11.02	Chen Haifeng	64,236,533	85.2149	0	0.0000
11.03	Yang Jun	62,176,402	82.4820	0	0.0000
11.04	Zhou Ying	65,868,564	87.3799	0	0.0000
11.05	Huang Jiangdong	65,868,464	87.3798	0	0.0000

(5)	Explanation in relation to the poll results of the resolutions

Resolutions No.1 to No. 6 and No.10 to No.12 are ordinary resolutions and were passed by votes representing more than half of the total number of votes held by the attending shareholders and proxies having valid voting rights.

Resolutions No.7 to No.9 are special resolutions and were passed by votes representing more than two-thirds of the total number of votes held by the attending shareholders and proxies having valid voting rights.

The Company had appointed Hong Kong Securities Registration Co., Ltd, as the scrutineer of the Meeting(s) to monitor the vote-taking procedures. The chairman of the Meeting(s) has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	APPOINTMENT OF DIRECTORS AND SUPERVISORS

At the Meeting, Mr. Wan Tao, Mr. Guan Zemin, Mr. Du Jun, Mr. Huang Xiangyu, Mr. Xie Zhenglin and Mr. Qin Zhaohui were elected as non-independent directors of the Eleventh Session of the Board of the Company; Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun, Ms. Zhou Ying and Mr. Huang Jiangdong were elected as independent directors of the Eleventh Session of the Board of the Company; Mr. Zhang Xiaofeng was elected as an external supervisor of the Eleventh Session of the Supervisory Committee of the Company; Mr. Zheng Yunrui and Mr. Choi Ting Ki were elected as independent supervisors of the Eleventh Session of the Supervisory Committee of the Company.

Through the democratic election by the Company’s employee representatives, Ms. Xie Li, Mr. Zhang Feng and Mr. Chen Hongjun have been elected as employee representative supervisors (the “Employee Representative Supervisors”). Please refer to the Appendix of this announcement for the biographical details of the Employee Representative Supervisors of the Company.

For the biographical details of the new directors, please refer to the announcement “Resolutions of the 29th Meeting of the Tenth Session of the Board of Directors” published in China Securities Daily and Securities Times as well as on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 27 May 2023, or the circular to the holders of the Company’s H shares dated 29 May 2023.

For the biographical details of the new non-employee representative supervisors, please refer to the announcement “Resolutions of the 17th Meeting of the Tenth Session of the Supervisory Committee” published in China Securities Daily and Securities Times as well as on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 27 May 2023 or the circular to the holders of the Company’s H shares dated 29 May 2023.

The appointments of directors of the Eleventh Session of the Board and supervisors of the Eleventh Session of the Supervisory Committee were effective on the date of the resolutions of the Meeting(s).

IV.	LAWYER’S CERTIFICATION

(1)	Legal advisor: Beijing Haiwen & Partners

Lawyers: Mr. Gao Wei and Ms. Li Xiaolin

(2)	Lawyer’s certification:

As attested by and stated in the legal opinion issued by Mr. Gao Wei and Ms. Li Xiaolin of Beijing Haiwen & Partners, the Company’s legal advisors as to the PRC law, “the procedures for the convening and holding of the Meeting(s), the qualification of the convener, the qualifications of shareholders or proxies who attended the Meeting(s) and the voting procedures at the Meeting(s) were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the Meeting(s) are valid”.

For and on behalf of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 28 June 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Qin Zhaohui; and the independent non-executive directors of the Company are Tang Song, Chen Haifeng, Yang Jun, Zhou Ying and Huang Jiangdong.

Appendix: Biographical details of Employee Representative Supervisors

Xie Li, born in October 1974, is currently a Supervisor, the Chairman of Supervisory Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. Ms. Xie started her career in August 1994. She served as Deputy Secretary of the Youth League Committee and Deputy Head of the Youth Affairs Department (青年工作部), Secretary of the Youth League Committee and Head of the Youth Affairs Department, Vice President of Labour Union (presiding work) of Sinopec Changling Refining & Chemical Company, Director of General Manager Office and Vice President of Labour Union of Sinopec Changling Refining & Chemical Company, Director of General Manager Office (Party Committee Office), Director of Foreign Affairs Office of Sinopec Changling Refining & Chemical Company, etc. Ms. Xie was Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and President of Labour Union of Baling Branch of China Petroleum & Chemical Corporation from April 2019 to December 2020. She served as supervisor of Sinopec Baling Petrochemical Co., Ltd from February 2020 to December 2020, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee, President of Labour Union and supervisor of Sinopec Baling Petrochemical Co., Ltd. from December 2020 to April 2023, and Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company in April 2023. In May 2023, she served as a Supervisor and the Chairman of Supervisory Committee of the Company. Ms. Xie, majoring in business administration, graduated from Central South University in November 2012 with a master’s degree in business administration. She is a senior political engineer by professional title.

Zhang Feng, male, born in June 1969, is currently an Employee Representative Supervisor and the General Director of Auditing Department of the Company. Mr. Zhang started his career in Shanghai Petrochemical Complex in July 1991. He served as Assistant of Chief and Deputy Chief of Finance Section of Polyester II Factory, Deputy Chief of Finance Section of Polyester Department, Deputy Chief and Chief of Cost Section of Finance Division of Polyester Department, Deputy Chief and Chief of Finance Division, Director Assistant, Deputy Director, Deputy Director (presiding work), Director of Finance Department, and Chief of Finance Division, etc. He worked as Auditing Director of the Company from December 2018 to March 2020, and as Supervisor in October 2019. From March 2020, he worked as the General Director of Auditing Department of the Company. Mr. Zhang graduated from Shanghai University of Finance and Economics in 1991, majoring in accounting, and obtained a bachelor’s degree in economics. Mr. Zhang is a senior accountant by professional title.

As at the date of this announcement, Mr. Zhang Feng holds 10,000 A shares of the Company.

Chen Hongjun, male, born in January 1971, is currently an Employee Representative Supervisor of the Company, an executive director, general manager and deputy secretary of the general Party branch of Sinopec Shanghai Training Center, general manager of Shanghai Petrochemical training center, executive vice president of the Party school, general manager of Shanghai Convention Center and President of Jinshan Community College. Mr. Chen joined the Company in July 1996. He served as Vice Party Branch Secretary of Fibre Polymer Office, Deputy Director of Spinning Office, Director of Simulation Office, Section Manager of Scientific Research Management Department, Deputy Secretary and Secretary of Youth League Committee of the Company, Party Secretary and Deputy Director of the Chemical Engineering Department, Party Secretary and Assistant Manager of Fine Chemicals Department and Director of Public Affairs Department. Mr. Chen was appointed as Vice President of Labour Union of the Company from November 2013 to November 2021. He was appointed as Vice President of the Association of Science and Technology from December 2017 to November 2021. He served as Director of the Public Affairs Department of the Company from April 2018 to March 2020, and he was elected as Supervisor of the Company in October 2019. He was the Director of Public Affairs of the Company from March 2020 to November 2021. From November 2021 to March 2023, he served as the secretary of the general Party branch of Sinopec Shanghai Training Center. In November 2021, he served as an executive director and general manager of Sinopec Shanghai Training Center, general manager of Shanghai Petrochemical training center, executive vice president of the Party school, general manager of Shanghai Convention Center and President of Jinshan Community College. In March 2023, he served as the deputy secretary of the general Party branch of Sinopec Shanghai Training Center. In 1993, Mr. Chen graduated from Chengdu University of Science and Technology, majoring in Dyeing and Finishing Engineering, and obtained a bachelor’s degree in engineering. In 1996, he obtained a master’s degree in Chemical Fibre from Sichuan United University. Mr. Chen is a senior engineer by professional title.

As at the date of this announcement, Mr. Chen Hongjun holds 31,400 A shares of the Company.

Save as disclosed above, the Employee Representative Supervisors listed above (i) did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement. None of the Employee Representative Supervisors listed above has ever faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

The remuneration of the Employee Representative Supervisors will be determined in accordance with the Measures for the Payment of Remuneration for Directors, Supervisors and Senior Management approved at the Company’s 2002 annual general meeting. The Company will disclose the amount of remuneration received by each of the Employee Representative Supervisors in the annual reports. The Company will enter into supervisor’s service contracts with the newly appointed Employee Representative Supervisors, whose remuneration will not be covered in the supervisor’s service contracts. Save as disclosed above, the Company was not aware of any information in respect of the Employee Representative Supervisors that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Hong Kong Listing Rules, nor was the Company aware of any matters that need to be brought to the attention of the shareholders of the Company.